SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO.     )*

Palm Harbor Homes, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

696639103

(CUSIP Number)

January 29, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Virgo – Redwood, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 987,998 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 987,998 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,998 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.14%
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 987,998 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Virgo – Magnolia, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 87,389 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 87,389 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,389 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 87,389 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Virgo – Sierra, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 62,542 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 62,542 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,542 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 62,542 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Virgo – Willow, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 158,705 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 158,705 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,705 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 158,705 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Virgo Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,296,634 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,296,634 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,634 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON OO, IA

(1)	Consists of 1,296,634 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103
1	NAME OF REPORTING PERSON Jesse Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,296,634 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,296,634 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,634 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,296,634 shares of Common Stock purchasable upon the exercise of certain warrants dated January 29, 2010.

CUSIP NO. 696639103

Item 1(a).	Name of Issuer:

Palm Harbor Homes, Inc., a Florida corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15303 Dallas Parkway, Suite 800

Addison, TX 75001-4600

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if None, Residence

Item 2(c).	Citizenship

Virgo – Redwood, LP (“Redwood”)

667 Madison Avenue, Fl 11

New York, NY 10065

Citizenship: Delaware

Virgo – Magnolia, LP (“Magnolia”)

667 Madison Avenue, Fl 11

New York, NY 10065

Citizenship: Delaware

Virgo – Sierra, LP (“Sierra”)

667 Madison Avenue, Fl 11

New York, NY 10065

Citizenship: Delaware

Virgo – Willow, LP (“Willow”)

667 Madison Avenue, Fl 11

New York, NY 10065

Citizenship: Delaware

Virgo Investment Group LLC (“Virgo LLC”)

250 University Avenue, Suite 400

Palo Alto, CA 94301

Citizenship: Delaware

Jesse Watson

250 University Avenue, Suite 400

Palo Alto, CA 94301

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

696639103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

As of January 29, 2010, (i) Redwood beneficially owned 987,998 shares of Common Stock, consisting of 987,998 shares of Common Stock purchasable upon the exercise of warrants held by it, (ii) Magnolia beneficially owned 87,389 shares of Common Stock, consisting of 87,389 shares of Common Stock purchasable upon the exercise of warrants held by it, (iii) Sierra beneficially owned 62,542 shares of Common Stock, consisting of 62,542 shares of Common Stock purchasable upon the exercise of warrants held by it and (iv) Willow beneficially owned 158,705 shares of Common Stock, consisting of 158,705 shares of Common Stock purchasable upon the exercise of warrants held by it.

Virgo LLC, as the general partner and investment adviser of Redwood, Magnolia, Sierra and Willow, may be deemed to beneficially own the 1,296,634 shares of Common Stock, consisting of 1,296,634 shares of Common Stock purchasable upon the exercise of the warrants held in the aggregate by Redwood, Magnolia, Sierra and Willow.

Mr. Watson, as the managing member of Virgo LLC, may be deemed to beneficially own the 1,296,634 shares of Common Stock, consisting of 1,296,634 shares of Common Stock purchasable upon the exercise of the warrants that may be deemed to be beneficially owned by Virgo LLC.

The warrants discussed above were issued on January 29, 2010, and enable the warrant holders to purchase up to an aggregate of 1,296,634 shares of the Company’s Common Stock at a purchase price of $2.1594 per share. The warrants contain an anti-dilution provision that prevents the warrant holder’s fully-diluted percentage interest in the Company from being diluted in the event that any convertible securities of the Company are converted into other equity securities of the Company. The warrants also contain an anti-dilution provision that prevents the warrant holder from having its fully-diluted percentage ownership in the Company diminished by more than 10% in the event that the Company issues additional equity securities. These anti-dilution provisions expire four years after the issuance of the warrants. The warrants themselves expire five years after their issuance.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Virgo LLC and Mr. Watson disclaims beneficial ownership of the shares of Common Stock beneficially owned by Redwood, Magnolia, Sierra and Willow and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b) Percent of class:

Based on 22,875,245 shares of Common Stock outstanding as of February 3, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 3, 2010, (i) Redwood beneficially owned 4.14% of the outstanding shares of Common Stock, (ii) Magnolia beneficially owned less than 1% of the outstanding shares of Common Stock, (iii) Sierra beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) Willow beneficially owned less than 1% of the outstanding shares of Common Stock and (v) each of Virgo LLC and Mr. Watson may be deemed to beneficially own 5.36% of the outstanding shares of Common Stock.

In accordance with Rule 13d-3(d)(1)(i), in computing the number of shares of Common Stock beneficially owned by each Reporting Person and the percentage ownership of that Reporting Person, we deemed as outstanding shares of Common Stock underlying warrants held by that Reporting Person that are currently exercisable or exercisable within 60 days of January 29, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Based on the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. The filing of this statement shall not be construed as an admission that Redwood, Magnolia, Sierra, Willow, Virgo LLC and Mr. Watson are a group, or have agreed to act as a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 696639103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2010

VIRGO – REDWOOD, LP		VIRGO – MAGNOLIA, LP

By:	Virgo Investment Group LLC, its general partner	By:	Virgo Investment Group LLC, its general partner

By:	/s/ JESSE WATSON	By:	/s/ JESSE WATSON
	Jesse Watson		Jesse Watson
	Managing Member		Managing Member

VIRGO – SIERRA, LP		VIRGO – WILLOW, LP

By:	Virgo Investment Group LLC, its general partner	By:	Virgo Investment Group LLC, its general partner

By:	/s/ JESSE WATSON	By:	/s/ JESSE WATSON
	Jesse Watson		Jesse Watson
	Managing Member		Managing Member

VIRGO INVESTMENT GROUP LLC

By:	/s/ JESSE WATSON	/s/ JESSE WATSON
	Jesse Watson	JESSE WATSON, individually
Managing Member

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated February 8, 2010 with respect to the shares of Common Stock of Palm Harbor Homes, Inc., and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 8, 2010

VIRGO – REDWOOD, LP		VIRGO – MAGNOLIA, LP

By:	Virgo Investment Group LLC, its general partner	By:	Virgo Investment Group LLC, its general partner

By:	/s/ JESSE WATSON	By:	/s/ JESSE WATSON
	Jesse Watson		Jesse Watson
	Managing Member		Managing Member

VIRGO – SIERRA, LP		VIRGO – WILLOW, LP

By:	Virgo Investment Group LLC, its general partner	By:	Virgo Investment Group LLC, its general partner

By:	/s/ JESSE WATSON	By:	/s/ JESSE WATSON
	Jesse Watson		Jesse Watson
	Managing Member		Managing Member

VIRGO INVESTMENT GROUP LLC

By:	/s/ JESSE WATSON	/s/ JESSE WATSON
	Jesse Watson		JESSE WATSON, individually
Managing Member